EXHIBIT 99.1
Filed by Enterprise Financial Services Corp
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934

Subject Company: Trinity Capital Corporation
Commission File No.: 001-15373

ENTERPRISE FINANCIAL REPORTS FOURTH QUARTER AND FULL 2018 YEAR RESULTS

2018 Highlights

•	Net income of $89.2 million, or $3.83 per diluted share

•	Return on average assets of 1.64%

•	Announcement of definitive agreement to acquire Trinity Capital Corporation

Fourth Quarter Highlights

•	Net income of $23.5 million, or $1.02 per diluted share

•	Return on average assets of 1.69%

•	Repurchase of 299,510 shares at an average price of $41.89 per share

St. Louis, Mo. January 21, 2019. Enterprise Financial Services Corp (NASDAQ: EFSC) (the “Company” or “EFSC”) reported net income of $89.2 million, or $3.83 per diluted share, for the year ended December 31, 2018, an increase of $41.0 million, or 85%, compared to $48.2 million, or $2.07 per diluted share for the prior year period. Growth in net interest income, maintaining net interest margin, and fee income expansion drove the pre-tax earnings increase over the prior year. Additionally, the Company benefited from a reduction in income tax expense as a result of H.R.1, formerly known as “Tax Cuts and Jobs Act,” which was signed into law on December 22, 2017, as well as the Company’s tax planning initiatives. The Company also experienced a reduction in income tax expense due to the deferred tax asset revaluation charge of $12.1 million incurred in 2017 resulting from the Tax Cuts and Jobs Act.

The Company recorded net income of $23.5 million, or $1.02 per diluted share, for the quarter ended December 31, 2018, an increase of $1.0 million, or 4%, compared to $22.5 million, or $0.97 per diluted share, for the linked third quarter. An increase in net interest income driven by loan growth and a higher average loan yield, and seasonally strong sales of tax credits contributed to the increase over the linked quarter. Fourth quarter included $1.3 million pretax, or $0.04 per diluted share, of merger related expenses. Non-core acquired asset contribution was $3.2 million pretax, or $0.10 per diluted share.

On November 1, 2018, the Company and its wholly-owned subsidiary bank, Enterprise Bank & Trust, entered into a definitive agreement with Trinity Capital Corporation (“Trinity”) and its wholly-owned bank subsidiary, Los Alamos National Bank (“LANB”), pursuant to which the Company will acquire Trinity and LANB. Pursuant to the terms of the definitive agreement, upon consummation of the proposed transaction, Trinity shareholders will receive 0.1972 shares of EFSC common stock and $1.84 in cash for each share of Trinity common stock they hold. Headquartered in Los Alamos, New Mexico, LANB has approximately $1.3 billion in total assets and serves businesses and residents in Northern New Mexico and the Albuquerque metro area through its six full-service locations. The proposed transaction has been approved by the Federal Deposit Insurance Corporation, and remains subject to the approval of Trinity’s shareholders. The Company expects to consummate the proposed transaction in early 2019.

The Company’s Board of Directors approved the Company’s quarterly dividend of $0.14 per common share for the first quarter of 2019, an increase from $0.13 for the fourth quarter of 2018, payable on March 29, 2019 to shareholders of record as of March 15, 2019.

Jim Lally, EFSC’s President and Chief Executive Officer, commented, “2018 and fourth quarter net earnings are both record highs for our Company. Our C&I business model continues to perform well in the current interest rate environment. Our results are also bolstered by prudent growth, as well as our continued operating leverage and capital management activities.

Lally added, “We enter 2019 with earnings momentum, a strong balance sheet, and low levels of nonperforming assets; as well as the prospect of further, quality diversification of our business model with the pending acquisition of Trinity and LANB.”

Net Interest Income

Net interest income for the year ended December 31, 2018 totaled $191.9 million, an increase of $14.6 million, or 8%, compared to $177.3 million for the prior year. Net interest margin, on a fully tax equivalent basis, was 3.82% for 2018 compared to 3.88% for the prior year. Core net interest income1 growth of $18.6 million was due to organic growth in portfolio loan balances funded principally by core deposits, and a three basis point expansion of core net interest margin1 discussed below. Additionally, non-core acquired assets1 contributed $3.7 million to net interest income during 2018, but continued declining balances in this portfolio led to a $4.0 million decline in net interest income from 2017 levels.

Net interest income for the fourth quarter of 2018 totaled $50.6 million, an increase of $2.5 million, from the third quarter of 2018. Core net interest income1 expanded by $0.9 million due to an increase in average earning assets of $46 million in the quarter, driven by portfolio loan growth trends and a higher average loan yield. Additionally, incremental accretion income on non-core acquired assets1 increased to $2.1 million from $0.5 million, due primarily to a $1.6 million cash recovery.

Core net interest margin1 excludes incremental accretion on non-core acquired loans. See the table below for a quarterly and annual comparison.

	For the Quarter ended			For the Year ended
($ in thousands)	December 31, 2018	September 30, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Net interest income	$50,593	$48,093	$47,404	$191,905	$177,304
Less: Incremental accretion income	$2,109	$535	$2,503	$3,701	$7,718
Core net interest income[1]	$48,484	$47,558	$44,901	$188,204	$169,586

Net interest margin (fully tax equivalent)	3.94%	3.78%	3.93%	3.82%	3.88%
Core net interest margin[1] (fully tax equivalent)	3.77%	3.74%	3.73%	3.75%	3.72%

1 A non-GAAP measure. Refer to discussion and reconciliation of these measures in the accompanying financial tables.

Average Balance Sheet
The following tables present, for the periods indicated, certain information related to our average interest-earning assets and interest-bearing liabilities, as well as, the corresponding interest rates earned and paid, all on a tax equivalent basis.

	For the Quarter ended
	December 31, 2018			September 30, 2018			December 31, 2017
($ in thousands)	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets
Interest-earning assets:
Loans, excluding incremental accretion*	$4,272,132	$56,431	5.24%	$4,252,525	$54,968	5.13%	$4,025,789	$47,929	4.72%
Investments in debt and equity securities*	769,461	5,291	2.73	755,129	5,154	2.71	708,481	4,505	2.52
Short-term investments	76,726	364	1.88	64,919	306	1.87	92,001	267	1.15
Total earning assets	5,118,319	62,086	4.81	5,072,573	60,428	4.73	4,826,271	52,701	4.33

Noninterest-earning assets	400,421			398,931			399,912

Total assets	$5,518,740			$5,471,504			$5,226,183

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing transaction accounts	$864,175	$1,221	0.56%	$758,621	$799	0.42%	$850,612	$474	0.22%
Money market accounts	1,541,832	6,140	1.58	1,523,822	5,423	1.41	1,327,914	2,867	0.86
Savings	206,503	168	0.32	208,057	157	0.30	202,269	127	0.25
Certificates of deposit	696,803	3,053	1.74	678,214	2,878	1.68	613,442	1,757	1.14
Total interest-bearing deposits	3,309,313	10,582	1.27	3,168,714	9,257	1.16	2,994,237	5,225	0.69
Subordinated debentures	118,146	1,493	5.01	118,134	1,483	4.98	118,098	1,327	4.46
FHLB advances	178,185	1,121	2.50	311,522	1,729	2.20	191,978	672	1.39
Other borrowed funds	152,422	213	0.55	160,151	195	0.48	201,740	161	0.32
Total interest-bearing liabilities	3,758,066	13,409	1.42	3,758,521	12,664	1.34	3,506,053	7,385	0.84

Noninterest-bearing liabilities:
Demand deposits	1,125,321			1,086,809			1,121,140
Other liabilities	37,489			39,409			42,996
Total liabilities	4,920,876			4,884,739			4,670,189
Shareholders' equity	597,864			586,765			555,994
Total liabilities and shareholders' equity	$5,518,740			$5,471,504			$5,226,183

Core net interest income[1]		48,677			47,764			45,316
Core net interest margin[1]			3.77%			3.74%			3.73%

Incremental accretion on non-core acquired loans		2,109			535			2,503

Total net interest income		$50,786			$48,299			$47,819
Net interest margin			3.94%			3.78%			3.93%
* Non-taxable income is presented on a fully tax-equivalent basis using a 24.7% and 38.0% tax rate in 2018 and 2017, respectively. The tax-equivalent adjustments were $0.2 million for the three months ended December 31, 2018, and September 30, 2018, respectively, and $0.4 million for the three months ended December 31, 2017.

1 A non-GAAP measure. Refer to discussion and reconciliation of these measures in the accompanying financial tables.

	For the Year ended
	December 31, 2018			December 31, 2017
($ in thousands)	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets
Interest-earning assets:
Loans, excluding incremental accretion*	$4,222,359	$213,980	5.07%	$3,850,879	$178,749	4.64%
Investments in debt and equity securities*	752,265	19,801	2.63	681,414	17,078	2.51
Short-term investments	66,771	1,141	1.71	79,377	804	1.01
Total earning assets	5,041,395	234,922	4.66	4,611,670	196,631	4.26

Noninterest-earning assets	395,568			368,559

Total assets	$5,436,963			$4,980,229

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing transaction accounts	$827,155	$3,643	0.44%	$802,993	$2,195	0.27%
Money market accounts	1,488,238	19,361	1.30	1,286,796	8,708	0.68
Savings	206,286	597	0.29	189,516	459	0.24
Certificates of deposit	653,486	10,168	1.56	586,115	5,838	1.00
Total interest-bearing deposits	3,175,165	33,769	1.06	2,865,420	17,200	0.60
Subordinated debentures	118,129	5,798	4.91	116,707	5,095	4.37
FHLB advances	271,493	5,556	2.05	192,489	2,356	1.22
Other borrowed funds	171,736	774	0.45	221,766	584	0.26
Total interest-bearing liabilities	3,736,523	45,897	1.23	3,396,382	25,235	0.74

Noninterest-bearing liabilities:
Demand deposits	1,086,863			1,017,660
Other liabilities	36,617			33,881
Total liabilities	4,860,003			4,447,923
Shareholders’ equity	576,960			532,306
Total liabilities and shareholders’ equity	$5,436,963			$4,980,229

Core net interest income[1]		189,025			171,396
Core net interest margin[1]			3.75%			3.72%

Incremental accretion on non-core acquired loans		3,700			7,718

Total net interest income		$192,725			$179,114
Net interest margin			3.82%			3.88%
* Non-taxable income is presented on a fully tax-equivalent basis using a 24.7% and 38.0% tax rate in 2018 and 2017, respectively. The tax-equivalent adjustments were $0.8 million, and $1.8 million for the years ended December 31, 2018, and 2017, respectively.

Core net interest margin1 increased three basis points to 3.75% during 2018. This increase was primarily due to the impact of interest rate increases on the Company's asset sensitive balance sheet. Specifically, the yield on loans, excluding incremental accretion on non-core acquired loans, increased 43 basis points to 5.07% from 4.64% due to the effect of

1 A non-GAAP measure. Refer to discussion and reconciliation of these measures in the accompanying financial tables.

increasing interest rates on the existing variable-rate loan portfolio and higher rates on newly originated loans. The cost of total deposits also increased 46 basis points from the prior year period to 1.06% for the year ended December 31, 2018. The increase in the interest rate paid on deposits reflects market interest rate trends, as the Company continues to defend existing and attract new core deposit relationships. Additionally, the cost of total interest-bearing liabilities increased 49 basis points to 1.23% for the year ended December 31, 2018 from 0.74% for the prior year period.

The Company continues to manage its balance sheet to grow net interest income and expects to maintain core net interest margin1 over the coming quarters; however, pressure on funding costs could negate the expected trends in core net interest margin1.

Portfolio Loans

The following table presents portfolio loans with selected specialized lending detail for the most recent five quarters.

	At the Quarter ended
($ in thousands)	Dec 31, 2018	Sept 30, 2018	June 30, 2018	March 31, 2018	Dec 31, 2017
C&I - general	$994,057	$967,525	$990,153	$945,682	$936,588
CRE investor owned - general	857,428	841,310	836,516	836,499	801,156
CRE owner occupied - general	494,630	480,106	493,589	471,417	468,151
Enterprise value lending[a]	465,992	442,439	442,877	439,352	407,644
Life insurance premium financing[a]	417,950	378,826	358,787	365,377	364,876
Residential real estate - general	299,518	309,053	318,841	328,966	342,140
Construction and land development - general	308,086	309,879	286,482	293,938	294,123
Tax credits[a]	262,735	256,666	260,595	244,088	234,835
Agriculture	135,849	137,760	127,849	118,862	91,031
Consumer and other - general	96,880	126,194	136,647	117,901	126,115
Portfolio loans	4,333,125	4,249,758	4,252,336	4,162,082	4,066,659
Non-core acquired	16,876	17,672	23,425	28,763	30,391
Total Loans	$4,350,001	$4,267,430	$4,275,761	$4,190,845	$4,097,050

Portfolio loan yield	5.23%	5.12%	4.99%	4.87%	4.71%
Total loan yield	5.44%	5.18%	5.04%	4.96%	4.97%
Total C&I loans to total loans	49%	48%	48%	48%	47%
Variable interest rate loans to total loans	62%	62%	60%	59%	58%

[a]Specialized categories may include a mix of C&I, CRE, Construction and land development, or Consumer and other loans.

Portfolio loans totaled $4.3 billion at December 31, 2018, increasing $83 million, or 8% annualized, compared to the linked quarter. On a year-over-year basis, portfolio loans increased $266 million, or 7%. We expect continued loan growth in 2019 to be a high single digit percentage, exclusive of the impact of the pending acquisition of Trinity and LANB.

The Company continues to focus on originating high-quality commercial and industrial (“C&I”) relationships, as they typically have variable interest rates and allow for cross selling opportunities involving other banking products. C&I loans increased $202 million, or 11%, since December 31, 2017, of which $88 million occurred during the fourth quarter of 2018. The increase in C&I loans for the quarter was due primarily to seasonally strong growth in life insurance premium finance loans, which added $39 million, while general C&I loans increased $27 million from continued successful business development. Additionally, within the C&I category, Enterprise Value Lending (“EVL”) loans grew $24 million, and tax credits increased $6 million.

1 A non-GAAP measure. Refer to discussion and reconciliation of these measures in the accompanying financial tables.

Non-core acquired loans were those acquired from the FDIC and were previously covered by shared-loss agreements. These loans continue to be accounted for as purchased credit impaired (“PCI”) loans. At December 31, 2018 the remaining accretable yield on non-core acquired assets was estimated to be $9 million, and the non-accretable difference was approximately $7 million.

Asset Quality

The following table presents the categories of nonperforming assets and related ratios for the most recent five quarters.

	For the Quarter ended
($ in thousands)	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
Nonperforming loans	$16,745	$17,044	$14,801	$15,582	$15,687
Other real estate	469	408	454	455	498
Nonperforming assets	$17,214	$17,452	$15,255	$16,037	$16,185

Nonperforming loans to total loans	0.38%	0.40%	0.35%	0.37%	0.38%
Nonperforming assets to total assets	0.30%	0.32%	0.28%	0.30%	0.31%
Allowance for loan losses to total loans	1.00%	1.04%	1.04%	1.07%	1.04%
Net charge-offs (recoveries)	$2,822	$2,447	$641	$(226)	$3,313

For the year ended December 31, 2018, the Company recorded a net provision for loan losses of $6.6 million, compared to $10.1 million for the prior year. The current year included a provision reversal on PCI loans of $3.2 million compared to a provision reversal of $0.6 million for the prior year. Net charge-offs to average loans totaled 0.14% for 2018 compared to 0.27% in 2017. For the quarter ended December 31, 2018, the Company reported a provision for loan losses of $2.1 million, compared to $2.3 million in the linked quarter. The current quarter included a provision reversal on PCI loans of $1.1 million compared to a provision reversal of $0.1 million for the linked quarter. The provision is reflective of charge-offs, continued improvement in cash flow expectations for the PCI portfolio, as well as growth in portfolio loans.

1 A non-GAAP measure. Refer to discussion and reconciliation of these measures in the accompanying financial tables.

Deposits

The following table presents deposits broken out by type for the most recent five quarters.

	At the Quarter Ended

($ in thousands)	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
Noninterest-bearing accounts	$1,100,718	$1,062,126	$1,050,969	$1,101,705	$1,123,907
Interest-bearing transaction accounts	1,037,684	743,351	754,819	875,880	915,653
Money market and savings accounts	1,765,154	1,730,762	1,768,793	1,655,488	1,538,081
Brokered certificates of deposit	198,981	202,323	224,192	201,082	115,306
Other certificates of deposit	485,448	471,914	449,139	447,222	463,467
Total deposit portfolio	$4,587,985	$4,210,476	$4,247,912	$4,281,377	$4,156,414
Noninterest-bearing deposits to total deposits	24%	25%	25%	26%	27%

Total deposits at December 31, 2018 were $4.6 billion, an increase of $378 million, or 36% annualized, from September 30, 2018, and an increase of $432 million, or 10%, from December 31, 2017.

Core deposits, defined as total deposits excluding time deposits, were $3.9 billion at December 31, 2018, an increase of $367 million, or 41% on an annualized basis, from the linked quarter, and an increase of $326 million, or 9%, from the prior year period. Along with normal seasonal deposit growth, the Company continues to strengthen and diversify the funding base across all regions.

Noninterest-bearing deposits increased $39 million compared to September 30, 2018, and decreased $23 million compared to December 31, 2017. The total cost of deposits increased nine basis points to 0.95% at December 31, 2018 compared to 0.86% at September 30, 2018, and also increased 45 basis points from 0.50% at December 31, 2017. The cost of deposits reflects interest rate conditions for existing clients as well as rates for new customers.

Noninterest Income

Total noninterest income for the year was $38.3 million, an increase of $4.0 million, or 11% from 2017. This improvement was primarily due to higher income from deposit service charges, card services, and other miscellaneous income from non-core acquired assets and the sale of an equity partnership.
For the full year:

◦	Deposit service charges increased $0.7 million or 6%

◦	Income from card services increased $1.3 million or 23%

◦	Other income increased $1.7 million or 24%

For the quarter ended December 31, 2018, total noninterest income was $10.7 million, an increase of $2.3 million, or 27%, from the linked quarter. Gains from tax credit brokerage activities, net of fair value market adjustments, were $2.3 million for the fourth quarter of 2018, compared to $0.2 million for the linked third quarter. Sales of tax credits can vary by quarter, but generally occur in the first and fourth quarters of the year depending on client demand and availability of the tax credits.

The Company expects growth in noninterest income of a high single digit percentage for 2019 over 2018 levels, exclusive of the impact of the pending acquisition of Trinity and LANB.

1 A non-GAAP measure. Refer to discussion and reconciliation of these measures in the accompanying financial tables.

Noninterest Expenses

Noninterest expenses for the year were $119.0 million, an increase of $4.0 million, or 3% from 2017. Increases in employee compensation and benefits and other miscellaneous expenses primarily consisting of tax credit investment amortization expense were partially offset by a reduction in merger related expenses. The Company’s efficiency ratio was 51.70% for 2018, compared to 54.35% for the prior year. The Company’s core efficiency ratio1 was 52.04% for 2018, compared to 52.93% for the prior year.

For the quarter ended December 31, 2018, noninterest expenses were $30.7 million, an increase of $0.8 million, or 3% from the linked quarter. Included in the fourth quarter expenses were merger related expenses totaling $1.3 million. The fourth quarter’s resulting efficiency ratio was 50.16%, compared to 52.96% for the linked quarter. The Company’s core efficiency ratio1 was 49.77% for the fourth quarter compared to 52.23% for the linked quarter. The decrease from the linked quarter is reflective of higher income, including seasonal tax credit activity, and holding noninterest expense steady.

The Company expects to continue to invest in revenue producing associates and other infrastructure that supports additional growth. These investments are expected to result in expense growth, at a rate of 35% - 45% of projected revenue growth for 2019, resulting in continued improvements to the Company’s efficiency ratio, exclusive of the impact of the pending acquisition of Trinity and LANB.

Income Taxes

The Company’s effective tax rate was 14.7% for the year ended December 31, 2018 compared to 44.3% for the prior year. The lower corporate federal tax rate for 2018 and other tax planning activities reduced income tax expense. Additionally, as a result of changes to U.S. corporate tax laws in 2017, a revaluation of the Company’s deferred tax assets resulted in a $12.1 million charge in the prior year period.

The Company expects its effective tax rate for 2019 to be approximately 18% - 20%.

Capital

	At the Quarter ended
Percent	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
Total risk-based capital to risk-weighted assets	13.02%	12.94%	12.60%	12.41%	12.21%
Common equity tier 1 capital to risk-weighted assets	9.79%	9.66%	9.32%	9.07%	8.88%
Tangible common equity to tangible assets[1]	8.66%	8.54%	8.30%	8.13%	8.14%

In the fourth quarter of 2018, as part of its capital management efforts, the Company repurchased 299,510 shares of its common stock for $12.5 million pursuant to its publicly announced share repurchase program.

Capital ratios for the current quarter are based on the Basel III regulatory capital framework as applied to the Company’s current businesses and operations, and are subject to, among other things, completion and filing of the Company’s regulatory reports and ongoing regulatory review and implementation guidance. The attached tables contain a reconciliation of these ratios to U.S. GAAP financial measures.

Use of Non-GAAP Financial Measures1

The Company’s accounting and reporting policies conform to generally accepted accounting principles in the United States (“GAAP”) and the prevailing practices in the banking industry. However, the Company provides other financial measures, such as net interest margin, efficiency ratios, regulatory capital ratios, and the tangible common equity ratio, in this release that are considered “non-GAAP financial measures.” Generally, a non-GAAP financial measure is a

1 A non-GAAP measure. Refer to discussion and reconciliation of these measures in the accompanying financial tables.

numerical measure of a company’s financial performance, financial position, or cash flows that exclude (or include) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP. Commencing in the fourth quarter of 2018, due to declining balances in the non-core acquired loan portfolio, the Company determined to no longer report core earnings, which is a non-GAAP measure, on a full income statement presentation basis as the variance to the most directly comparable GAAP measure is now insignificant and to avoid any suggestion that such non-GAAP presentation exhibits prominence over the most directly comparable GAAP measure.

The Company considers its core net interest margin and core efficiency ratio, collectively “core performance measures” presented in this earnings release and the included tables as important measures of financial performance, even though they are non-GAAP measures, as they provide supplemental information by which to evaluate the impact of non-core acquired loans and related income and expenses, the impact of certain non-comparable items, and the Company’s operating performance on an ongoing basis. Core performance measures include contractual interest on non-core acquired loans, but exclude incremental accretion on these loans. Core performance measures also exclude the gain or loss on sale of other real estate from non-core acquired loans, and expenses directly related to non-core acquired loans and other assets formerly covered under FDIC loss share agreements. Core performance measures also exclude certain other income and expense items, such as executive separation costs, merger related expenses, facilities charges, deferred tax asset revaluation, and the gain or loss on sale of investment securities, the Company believes to be not indicative of or useful to measure the Company’s operating performance on an ongoing basis. The attached tables contain a reconciliation of these core performance measures to the GAAP measures. The Company believes that the tangible common equity ratio provides useful information to investors about the Company’s capital strength even though it is considered to be a non-GAAP financial measure and is not part of the regulatory capital requirements to which the Company is subject.

The Company believes these non-GAAP measures and ratios, when taken together with the corresponding GAAP measures and ratios, provide meaningful supplemental information regarding the Company’s performance and capital strength. The Company’s management uses, and believes that investors benefit from referring to, these non-GAAP measures and ratios in assessing the Company’s operating results and related trends and when forecasting future periods. However, these non-GAAP measures and ratios should be considered in addition to, and not as a substitute for or preferable to, ratios prepared in accordance with GAAP. In the attached tables, the Company has provided a reconciliation of, where applicable, the most comparable GAAP financial measures and ratios to the non-GAAP financial measures and ratios, or a reconciliation of the non-GAAP calculation of the financial measure for the periods indicated.

Conference Call and Webcast Information
The Company will host a conference call and webcast at 2:30 p.m. Central time on Tuesday, January 22, 2019. During the call, management will review the fourth quarter and full year of 2018 results and related matters. This press release as well as a related slide presentation will be accessible on the Company’s website at www.enterprisebank.com under “Investor Relations” beginning prior to the scheduled broadcast of the conference call. The call can be accessed via this same website page, or via telephone at 1-888-394-8218 (Conference ID #2572790). A recorded replay of the conference call will be available on the website two hours after the call’s completion. Visit http://bit.ly/EFSC4Q2018earnings and register to receive a dial in number, passcode, and pin number. The replay will be available for approximately two weeks following the conference call.

Enterprise Financial Services Corp operates commercial banking and wealth management businesses in metropolitan St. Louis, Kansas City, and Phoenix. The Company is primarily focused on serving the needs of privately held businesses, their owner families, executives and professionals.

Forward-looking Statements
Readers should note that, in addition to the historical information contained herein, this press release contains “forward-looking statements” within the meaning of, and intended to be covered by, the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements about the Company’s plans, expectations, and projections of future financial and operating results, as well as statements regarding the Company’s plans, objectives, expectations or consequences of announced transactions. The Company uses words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,”

1 A non-GAAP measure. Refer to discussion and reconciliation of these measures in the accompanying financial tables.

“potential,” “could,” “continue,” and “intend”, and variations of such words and similar expressions, in this release to identify such forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from those contemplated from such statements. Factors that could cause or contribute to such differences include, but are not limited to, the Company’s ability to efficiently integrate acquisitions into its operations, retain the customers of these businesses and grow the acquired operations, as well as credit risk, changes in the appraised valuation of real estate securing impaired loans, outcomes of litigation and other contingencies, exposure to general and local economic conditions, risks associated with rapid increases or decreases in prevailing interest rates, consolidation in the banking industry, competition from banks and other financial institutions, the Company’s ability to attract and retain relationship officers and other key personnel, burdens imposed by federal and state regulation, changes in regulatory requirements, changes in accounting regulation or standards applicable to banks, as well as other risk factors described in the Company’s 2017 Annual Report on Form 10-K and other reports filed with the Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update them in light of new information or future events unless required under the federal securities laws.

No Offer or Solicitation
This communication relates to a proposed merger and business combination transaction (the “Merger”) between the Company and Trinity. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any new securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It
In connection with the proposed Merger, the Company has filed with the SEC on December 31, 2018 an amendment to the registration statement on Form S-4 (File No. 333-228751) that was originally filed on December 11, 2018 that includes a preliminary proxy statement/prospectus. The Company will also file other documents with the SEC regarding the Merger, including the definitive proxy statement/prospectus. The information in the preliminary proxy statement/prospectus is not complete and may be changed. The definitive proxy statement/prospectus will be sent to the shareholders of Trinity once the registration statement is declared effective by the SEC. This document is not a substitute for the registration statement and preliminary proxy statement/prospectus filed with the SEC, including any amendments or supplements thereto, or any other documents that the Company may file with the SEC or that the Company or Trinity may send to stockholders of the Company or shareholders of Trinity in connection with the Merger. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND TRINITY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the registration statement and the preliminary proxy statement/prospectus and all other documents filed or that will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation
The Company, Trinity and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Trinity’s common stock in connection with the proposed Merger. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2018 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2018 and as amended by supplements to the proxy statement filed with the SEC on March 14, 2018, March 30, 2018, and April 19, 2018. Information about the directors and executive officers of Trinity is set forth in the proxy statement for Trinity’s 2018 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 20, 2018. Additional information regarding the interest of those participants and other persons who may be deemed participants in the Merger may be obtained by reading the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus when it becomes available, and other

1 A non-GAAP measure. Refer to discussion and reconciliation of these measures in the accompanying financial tables.

relevant documents filed with the SEC regarding the Merger when they become available. Free copies of these documents may be obtained as described above.

For more information contact:
Investor Relations: Keene Turner, Executive Vice President and CFO (314) 512-7233
Media: Karen Loiterstein, Senior Vice President (314) 512-7141

1 A non-GAAP measure. Refer to discussion and reconciliation of these measures in the accompanying financial tables.

ENTERPRISE FINANCIAL SERVICES CORP
CONSOLIDATED FINANCIAL SUMMARY (unaudited)

	For the Quarter ended/At					For the Year ended
($ in thousands, except per share data)	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017	Dec 31, 2018	Dec 31, 2017
EARNINGS SUMMARY
Net interest income	$50,593	$48,093	$47,048	$46,171	$47,404	$191,905	$177,304
Provision for loan losses	2,120	2,263	390	1,871	2,907	6,644	10,130
Noninterest income	10,702	8,410	9,693	9,542	11,112	38,347	34,394
Noninterest expense	30,747	29,922	29,219	29,143	28,260	119,031	115,051
Income before income tax expense	28,428	24,318	27,132	24,699	27,349	104,577	86,517
Income tax expense[1]	4,899	1,802	4,881	3,778	19,820	15,360	38,327
Net income[1]	$23,529	$22,516	$22,251	$20,921	$7,529	$89,217	$48,190

Diluted earnings per share	$1.02	$0.97	$0.95	$0.90	$0.32	$3.83	$2.07
Return on average assets	1.69%	1.63%	1.65%	1.59%	0.57%	1.64%	0.97%
Return on average common equity	15.61	15.22	15.70	15.31	5.37	15.46	9.05
Return on average tangible common equity	19.79	19.42	20.23	19.92	6.99	19.83	11.63
Net interest margin (fully tax equivalent)	3.94	3.78	3.77	3.80	3.93	3.82	3.88
Core net interest margin (fully tax equivalent)[2]	3.77	3.74	3.75	3.74	3.73	3.75	3.72
Efficiency ratio	50.16	52.96	51.50	52.31	48.29	51.70	54.35
Core efficiency ratio[2]	49.77	52.23	52.36	54.02	50.24	52.04	52.93

Total assets	$5,645,662	$5,517,539	$5,509,924	$5,383,102	$5,289,225
Total average assets	5,518,740	5,471,504	5,415,151	5,340,112	5,226,183	$5,436,963	$4,980,229
Total deposits	4,587,985	4,210,476	4,247,912	4,281,377	4,156,414
Total average deposits	4,434,634	4,255,523	4,230,291	4,124,326	4,115,377	4,262,028	3,883,080
Period end common shares outstanding	22,812	23,092	23,141	23,111	23,089
Dividends per common share	$0.13	$0.12	$0.11	$0.11	$0.11	$0.47	$0.44
Tangible book value per common share	$20.95	$19.94	$19.32	$18.49	$18.20
Tangible common equity to tangible assets[2]	8.66%	8.54%	8.30%	8.13%	8.14%
Total risk-based capital to risk-weighted assets	13.02	12.94	12.60	12.41	12.21

[1]Includes $12.1 million ($0.52) per diluted share) deferred tax asset revaluation charge for the quarter and year ended December 31, 2017 due to U.S. corporate income tax reform.
[2]Refer to Reconciliations of Non-GAAP Financial Measures table for a reconciliation of these measures to GAAP.

ENTERPRISE FINANCIAL SERVICES CORP
CONSOLIDATED FINANCIAL SUMMARY (unaudited) (continued)

	For the Quarter ended					For the Year ended
($ in thousands, except per share data)	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017	Dec 31, 2018	Dec 31, 2017
INCOME STATEMENTS
NET INTEREST INCOME
Total interest income	$64,002	$60,757	$57,879	$55,164	$54,789	$237,802	$202,539
Total interest expense	13,409	12,664	10,831	8,993	7,385	45,897	25,235
Net interest income	50,593	48,093	47,048	46,171	47,404	191,905	177,304
Provision for loan losses	2,120	2,263	390	1,871	2,907	6,644	10,130
Net interest income after provision for loan losses	48,473	45,830	46,658	44,300	44,497	185,261	167,174

NONINTEREST INCOME
Deposit service charges	2,894	2,997	3,007	2,851	2,897	11,749	11,043
Wealth management revenue	1,974	2,012	2,141	2,114	2,153	8,241	8,102
Card services revenue	1,760	1,760	1,650	1,516	1,545	6,686	5,433
Tax credit activity, net	2,312	192	64	252	2,249	2,820	2,581
Gain (loss) on sale of other real estate	—	13	—	—	76	13	93
Gain on sale of investment securities	—	—	—	9	—	9	22
Other income	1,762	1,436	2,831	2,800	2,192	8,829	7,120
Total noninterest income	10,702	8,410	9,693	9,542	11,112	38,347	34,394

NONINTEREST EXPENSE
Employee compensation and benefits	16,669	16,297	16,582	16,491	15,292	66,039	61,388
Occupancy	2,408	2,394	2,342	2,406	2,429	9,550	9,057
Merger related expenses	1,271	—	—	—	—	1,271	6,462
Other	10,399	11,231	10,295	10,246	10,539	42,171	38,144
Total noninterest expenses	30,747	29,922	29,219	29,143	28,260	119,031	115,051

Income before income tax expense	28,428	24,318	27,132	24,699	27,349	104,577	86,517
Income tax expense	4,899	1,802	4,881	3,778	19,820	15,360	38,327
Net income	$23,529	$22,516	$22,251	$20,921	$7,529	$89,217	$48,190

Basic earnings per share	$1.02	$0.97	$0.96	$0.91	$0.33	$3.86	$2.10
Diluted earnings per share	1.02	0.97	0.95	0.90	0.32	3.83	2.07

ENTERPRISE FINANCIAL SERVICES CORP
CONSOLIDATED FINANCIAL SUMMARY (unaudited) (continued)

	At the Quarter ended
($ in thousands)	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017
BALANCE SHEETS
ASSETS
Cash and due from banks	$91,511	$78,119	$91,851	$81,604	$91,084
Interest-earning deposits	108,226	81,351	87,586	63,897	64,884
Debt and equity investments	813,702	775,344	756,203	752,114	741,792
Loans held for sale	392	738	1,388	1,748	3,155
Loans	4,350,001	4,267,430	4,275,761	4,190,845	4,097,050
Less: Allowance for loan losses	43,476	44,186	44,370	44,650	42,577
Total loans, net	4,306,525	4,223,244	4,231,391	4,146,195	4,054,473
Other real estate	469	408	454	455	498
Fixed assets, net	32,109	32,354	32,814	32,127	32,618
Tax credits, held for sale	37,587	45,625	46,481	42,364	43,468
Goodwill	117,345	117,345	117,345	117,345	117,345
Intangible assets, net	8,553	9,148	9,768	10,399	11,056
Other assets	129,243	153,863	134,643	134,854	128,852
Total assets	$5,645,662	$5,517,539	$5,509,924	$5,383,102	$5,289,225

LIABILITIES AND SHAREHOLDERS’ EQUITY
Noninterest-bearing deposits	$1,100,718	$1,062,126	$1,050,969	$1,101,705	$1,123,907
Interest-bearing deposits	3,487,267	3,148,350	3,196,943	3,179,672	3,032,507
Total deposits	4,587,985	4,210,476	4,247,912	4,281,377	4,156,414
Subordinated debentures	118,156	118,144	118,131	118,118	118,105
Federal Home Loan Bank advances	70,000	401,000	361,534	224,624	172,743
Other borrowings	223,450	161,795	167,216	166,589	253,674
Other liabilities	42,267	39,287	41,047	37,379	39,716
Total liabilities	5,041,858	4,930,702	4,935,840	4,828,087	4,740,652
Shareholders’ equity	603,804	586,837	574,084	555,015	548,573
Total liabilities and shareholders’ equity	$5,645,662	$5,517,539	$5,509,924	$5,383,102	$5,289,225

ENTERPRISE FINANCIAL SERVICES CORP
CONSOLIDATED FINANCIAL SUMMARY (unaudited) (continued)

	For the Quarter ended
($ in thousands)	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017
LOAN PORTFOLIO
Commercial and industrial	$2,121,446	$2,033,278	$2,038,400	$1,982,086	$1,919,145
Commercial real estate	1,474,582	1,443,088	1,445,981	1,413,897	1,363,605
Construction real estate	331,899	329,288	302,514	309,227	305,468
Residential real estate	299,873	309,414	319,208	329,337	342,518
Consumer and other	105,325	134,690	146,233	127,535	135,923
Total portfolio loans	4,333,125	4,249,758	4,252,336	4,162,082	4,066,659
Non-core acquired loans	16,876	17,672	23,425	28,763	30,391
Total loans	$4,350,001	$4,267,430	$4,275,761	$4,190,845	$4,097,050

DEPOSIT PORTFOLIO
Noninterest-bearing accounts	$1,100,718	$1,062,126	$1,050,969	$1,101,705	$1,123,907
Interest-bearing transaction accounts	1,037,684	743,351	754,819	875,880	915,653
Money market and savings accounts	1,765,154	1,730,762	1,768,793	1,655,488	1,538,081
Brokered certificates of deposit	198,981	202,323	224,192	201,082	115,306
Other certificates of deposit	485,448	471,914	449,139	447,222	463,467
Total deposit portfolio	$4,587,985	$4,210,476	$4,247,912	$4,281,377	$4,156,414

AVERAGE BALANCES
Portfolio loans	$4,254,180	$4,230,089	$4,196,875	$4,108,400	$3,990,233
Non-core acquired loans	17,396	21,891	26,179	29,125	31,957
Loans held for sale	556	544	962	1,445	3,599
Debt and equity investments	769,461	755,129	743,534	740,587	708,481
Interest-earning assets	5,118,319	5,072,573	5,023,607	4,948,875	4,826,271
Total assets	5,518,740	5,471,504	5,415,151	5,340,112	5,226,183
Deposits	4,434,634	4,255,523	4,230,291	4,124,326	4,115,377
Shareholders’ equity	597,864	586,765	568,555	554,066	555,994
Tangible common equity	471,678	459,975	441,136	426,006	427,258

YIELDS (fully tax equivalent)
Portfolio loans	5.23%	5.12%	4.99%	4.87%	4.71%
Non-core acquired loans	55.99	16.93	12.37	16.60	37.53
Total loans	5.44	5.18	5.04	4.96	4.97
Debt and equity investments	2.73	2.71	2.58	2.50	2.52
Interest-earning assets	4.98	4.77	4.64	4.54	4.54
Interest-bearing deposits	1.27	1.16	0.98	0.82	0.69
Total deposits	0.95	0.86	0.73	0.61	0.50
Subordinated debentures	5.01	4.98	4.94	4.70	4.46
Borrowed funds	1.60	1.62	1.41	1.15	0.84
Cost of paying liabilities	1.42	1.34	1.16	0.99	0.84
Net interest margin	3.94	3.78	3.77	3.80	3.93

ENTERPRISE FINANCIAL SERVICES CORP
CONSOLIDATED FINANCIAL SUMMARY (unaudited) (continued)

	For the Quarter ended
(in thousands, except per share data)	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017
ASSET QUALITY
Net charge-offs (recoveries)	$2,822	$2,447	$641	$(226)	$3,313
Nonperforming loans	16,745	17,044	14,801	15,582	15,687
Classified assets	70,126	73,704	74,001	77,195	73,239
Nonperforming loans to total loans	0.38%	0.40%	0.35%	0.37%	0.38%
Nonperforming assets to total assets	0.30	0.32	0.28	0.30	0.31
Allowance for loan losses to total loans	1.00	1.04	1.04	1.07	1.04
Allowance for loan losses to nonperforming loans	259.6	259.3	299.8	281.7	271.4
Net charge-offs (recoveries) to average loans (annualized)	0.26	0.23	0.06	(0.02)	0.33

WEALTH MANAGEMENT
Trust assets under management	$1,119,329	$1,174,798	$1,337,030	$1,319,259	$1,330,227
Trust assets under administration	1,811,512	1,984,859	2,165,870	2,151,697	2,169,946

MARKET DATA
Book value per common share	$26.47	$25.41	$24.81	$24.02	$23.76
Tangible book value per common share	20.95	19.94	19.32	18.49	18.20
Market value per share	37.63	53.05	53.95	46.90	45.15
Period end common shares outstanding	22,812	23,092	23,141	23,111	23,089
Average basic common shares	23,014	23,148	23,124	23,115	23,069
Average diluted common shares	23,170	23,329	23,318	23,287	23,342

CAPITAL
Total risk-based capital to risk-weighted assets	13.02%	12.94%	12.60%	12.41%	12.21%
Tier 1 capital to risk-weighted assets	11.14	11.03	10.68	10.46	10.29
Common equity tier 1 capital to risk-weighted assets	9.79	9.66	9.32	9.07	8.88
Tangible common equity to tangible assets[1]	8.66	8.54	8.30	8.13	8.14

[1]Refer to Reconciliations of Non-GAAP Financial Measures table for a reconciliation of these measures to GAAP.

ENTERPRISE FINANCIAL SERVICES CORP
RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

	For the Quarter ended									For the Year ended
($ in thousands, except per share data)	Dec 31, 2018	Sep 30, 2018		Jun 30, 2018		Mar 31, 2018		Dec 31, 2017		Dec 31, 2018		Dec 31, 2017
CORE PERFORMANCE MEASURES
Net interest income	$50,593	$48,093		$47,048		$46,171		$47,404		$191,905		$177,304
Less: Incremental accretion income	2,109	535		291		766		2,503		3,701		7,718
Core net interest income	48,484	47,558		46,757		45,405		44,901		188,204		169,586

Total noninterest income	10,702	8,410		9,693		9,542		11,112		38,347		34,394
Less: Other income from non-core acquired assets	10	7		18		1,013		(6)		1,048		(6)
Less: Gain on sale of investment securities	—	—		—		9		—		9		22
Less: Other non-core income	26	—		649		—		—		675		—
Core noninterest income	10,666	8,403	1	9,026	2	8,520	3	11,118	4	36,615	5	34,378

Total core revenue	59,150	55,961		55,783		53,925		56,019		224,819		203,964

Total noninterest expense	30,747	29,922		29,219		29,143		28,260		119,031		115,051
Less: Other expenses related to non-core acquired loans	40	12		(229)		14		114		(163)		240
Less: Facilities disposal	—	—		239		—		—		239		389
Less: Merger related expenses	1,271	—		—		—		—		1,271		6,462
Less: Non-recurring excise tax	—	682		—		—		—		682		—
Core noninterest expense	29,436	29,228		29,209		29,129		28,146		117,002		107,960

Core efficiency ratio	49.77%	52.23%		52.36%		54.02%		50.24%		52.04%		52.93%

NET INTEREST MARGIN TO CORE NET INTEREST MARGIN (FULLY TAX EQUIVALENT)
Net interest income	$50,786	$48,299		$47,254		$46,386		$47,824		$192,725		$179,114
Less: Incremental accretion income	2,109	535		291		766		2,503		3,701		7,718
Core net interest income	$48,677	$47,764		$46,963		$45,620		$45,321		$189,024		$171,396

Average earning assets	$5,118,319	$5,072,573		$5,023,607		$4,948,875		$4,826,271		$5,041,395		$4,611,671
Reported net interest margin	3.94%	3.78%		3.77%		3.80%		3.93%		3.82%		3.88%
Core net interest margin	3.77	3.74		3.75		3.74		3.73		3.75		3.72

	At the Quarter ended
($ in thousands)	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018	Dec 31, 2017
REGULATORY CAPITAL TO RISK-WEIGHTED ASSETS
Shareholders’ equity	$603,804	$586,837	$574,084	$555,015	$548,573
Less: Goodwill	117,345	117,345	117,345	117,345	117,345
Less: Intangible assets, net of deferred tax liabilities	6,440	6,888	7,355	7,831	6,661
Less: Unrealized gains (losses)	(9,282)	(16,627)	(12,580)	(11,563)	(3,818)
Plus: Other	—	—	—	—	12
Common equity tier 1 capital	489,301	479,231	461,964	441,402	428,397
Plus: Qualifying trust preferred securities	67,600	67,600	67,600	67,600	67,600
Plus: Other	57	60	60	60	48
Tier 1 capital	556,958	546,891	529,624	509,062	496,045
Plus: Tier 2 capital	93,901	94,611	94,795	95,075	93,002
Total risk-based capital	$650,859	$641,502	$624,419	$604,137	$589,047

Total risk-weighted assets	$4,999,363	$4,958,999	$4,956,820	$4,867,491	$4,822,695

Common equity tier 1 capital to risk-weighted assets	9.79%	9.66%	9.32%	9.07%	8.88%
Tier 1 capital to risk-weighted assets	11.14	11.03	10.68	10.46	10.29
Total risk-based capital to risk-weighted assets	13.02	12.94	12.60	12.41	12.21

SHAREHOLDERS’ EQUITY TO TANGIBLE COMMON EQUITY AND TOTAL ASSETS TO TANGIBLE ASSETS
Shareholders’ equity	$603,804	$586,837	$574,084	$555,015	$548,573
Less: Goodwill	117,345	117,345	117,345	117,345	117,345
Less: Intangible assets	8,553	9,148	9,768	10,399	11,056
Tangible common equity	$477,906	$460,344	$446,971	$427,271	$420,172

Total assets	$5,645,662	$5,517,539	$5,509,924	$5,383,102	$5,289,225
Less: Goodwill	117,345	117,345	117,345	117,345	117,345
Less: Intangible assets	8,553	9,148	9,768	10,399	11,056
Tangible assets	$5,519,764	$5,391,046	$5,382,811	$5,255,358	$5,160,824

Tangible common equity to tangible assets	8.66%	8.54%	8.30%	8.13%	8.14%